Corrine L. Scarpello
Senior Vice President and Chief Financial Officer
Supertel Hospitality, Inc.
1800 West Pasewalk Avenue, Suite 200
Norfolk, Nebraska 68701

April 28, 2014

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attn.:           Tom Kluck, Beth Frohlichstein and Stacie Gorman

Re:	Supertel Hospitality, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed April 14, 2014
File No. 001-34087

Ladies and Gentlemen:

Set forth below are Supertel Hospitality, Inc.’s responses to the comment letter dated April 23, 2014 received from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission.  The Staff’s comments have been restated below in their entirety.  The Company’s responses follow each such comment.

Item 3.  Proposal to Approve Reincorporation in Maryland, page 21

1.
We note that multiple discretionary changes to your charter and bylaws that appear to be material are included in Item 3.  Please revise, as appropriate, to separate these multiple items subsumed in Item 3.  For those you do not unbundle, please supplementally explain your reasons.  We may have further comment.  Refer to Rule 14a-4(a)(3) of Regulation 14A.

We have filed a revised preliminary proxy statement in response to the Staff’s comments to unbundle discretionary changes.

We have added three additional shareholder vote items for three changes that will be implemented to the Company’s current charter by the charter of the surviving corporation in the reincorporation.  These are Items 4A, 4B and 4C in the revised preliminary proxy statement.

The charter of the surviving corporation also includes an increase of the maximum board size to 11 members.  However, as discussed in the revised preliminary proxy statement, the change will not be implemented if the shareholders do not approve the same provision as an amendment of the Company’s current charter under Item 2.

The surviving charter will also provide for a different principal office and resident agent to comply with the law of Maryland, the state of reincorporation.  This is not viewed by the Company as material since changes in the principal office and resident agent in Virginia, the state of the Company’s current incorporation, can be made without shareholder consent by notice filings solely by the company without amending the charter.

The discussion of the reincorporation in Item 3 has also been revised to make clear when provisions of the surviving charter and the Company’s current charter are the same.  Additionally, the surviving bylaws and the Company’s current bylaws are the same, except that a provision concerning board vacancies that expired by its terms in 2006 and is no longer operative has been deleted, and references to Virginia were changed to Maryland.  None of these changes in the bylaws are viewed as material discretionary changes by the Company.

As requested by the Staff, the Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding our responses, please contact the undersigned at (402) 316-1019 or Guy Lawson at (402) 633-1402.

Sincerely,

/s Corrine L. Scarpello

Corrine L. Scarpello

cc:	David L. Hefflinger, McGrath North
Guy Lawson, McGrath North